Filed by OMI Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                           Subject Company: Stelmar Shipping Ltd
                                                   Commission File No. 001-15176


OMI Corporation announced today that it has withdrawn its offer to merge with Stelmar. OMI indicated that it would be prepared to revisit a transaction with Stelmar if the Stelmar Board would engage in discussions with OMI.

This release is not intended to constitute an offer to sell any OMI securities that might be issued in any potential transaction involving OMI and Stelmar nor an offer to purchase any Stelmar securities. Depending on future developments, OMI could file with the Securities and Exchange Commission a prospectus/proxy statement or other documents concerning a possible transaction which investors and securities holders should read if and when they become available. Such documents would contain important information about any possible transaction. Any such documents, when and if they become available, could be obtained free-of-charge from the SEC's web site at WWW.SEC.GOV or from OMI, One Station Place, Stamford CT 06902, Attention: Corporate Secretary.

THE FOLLOWING IS A PRESS RELEASE ISSUED BY OMI CORPORATION ON JUNE 9, 2004:


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OMI Withdraws Offer to Merge with Stelmar

STAMFORD, CONN. - JUNE 9, 2004 - OMI Corporation (NYSE:OMM), a leading international provider of seaborne transportation services for crude oil and petroleum products, today said that it has withdrawn its previously announced offer to merge with Stelmar Shipping (NYSE: SJH) following Stelmar's rejection of its merger proposal and its decision to refrain from entering into discussions with OMI. The company intends to file an amended 13D with the Securities and Exchange Commission.

Craig H. Stevenson, Chairman and CEO of OMI said, "Based on the actions of the Stelmar Board, specifically their complete unwillingness to discuss our offer with us and their deliberate decision to thwart shareholders' rights by purporting to amend the Company's bylaws, we have decided to withdraw our offer. Since we made our offer, we have received overwhelming support from Stelmar shareholders. However, given the Stelmar Board's position and our desire to avoid a costly and protracted process, we have determined that withdrawing our offer is the best course of action.

"If the Stelmar Board were to express a willingness to engage in discussions with us, we would be prepared to participate. In the meantime, we will continue to evaluate other options as we seek to maintain our track record of delivering superior value for OMI shareholders."

ADDITIONAL INFORMATION

OMI had proposed a stock-for-stock merger in which Stelmar shareholders would have received approximately 3.1 shares of OMI for each share of Stelmar. This exchange ratio would have resulted in the shareholders of Stelmar owning 40.5% of the combined company. Alternatively, OMI would have been prepared to provide up to 25% of the proposed stock consideration in cash. Based on the closing price of OMI shares on June 8, 2004 the offer would have represented a value of $37.57 per Stelmar Share.

ABOUT OMI CORPORATION

OMI Corporation is a leading international provider of seaborne transportation services for crude oil and petroleum products. Headquartered in Stamford, Connecticut, OMI has a fleet of 37 vessels, with an average age of approximately
6.3 years, aggregating approximately 3.0 million dwt and has six vessels on order at shipyards aggregating approximately 232,000 dwt. The Company is engaged in two aspects of vessel operation -- technical operation and commercial


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operation. OMI is the commercial operator of all its wholly owned vessels and a subsidiary, OMI Marine Services, LLC, is the technical operator. The Company has earned a reputation for safety and excellence in providing transportation services to independent and state-owned oil companies, major oil traders, government agencies and various other entities.

FORWARD-LOOKING INFORMATION

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provided for under these sections. Forward-looking statements may include the words "would", "believes," "anticipates" or similar expressions. Where OMI expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. Such risks include, but are not limited to, the ability to consummate a transaction with Stelmar and integration of the combined businesses. All subsequent written and oral forward-looking statements attributable to persons acting on OMI's behalf are expressly qualified in their entirety by the cautionary statements. OMI disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.


CONTACT: Jim Barron/Debbie Miller
         Citigate Sard Verbinnen
         212-687-8080
         jbarron@sardverb.com